UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 11)

MILLER INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

600551 20 4

(CUSIP Number)

William G. Miller
106 Nurmi Drive
Fort Lauderdale, FL 33301
(423) 238-4171

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 9, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 pages)

CUSIP No. 600551 20 4	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: WILLIAM G. MILLER I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 423,619
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 423,619
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 423,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.78%(1)
14	TYPE OF REPORTING PERSON: IN

(1)	Based on 11,206,510 shares of Common Stock outstanding at November 8, 2011, as reported on the Form 10-Q for the quarter ended September 30, 2010, filed by the Issuer on November 8, 2011.

CUSIP No. 600551 20 4	13D	Page 3 of 5 Pages

EXPLANATORY NOTES

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) amends the statement on Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2003, and was amended by those statements on Schedule 13D/A filed with the Commission on January 28, 2004, February 17, 2004, March 21, 2005, June 1, 2005, November 7, 2006, December 5, 2006, October 16, 2008, January 6, 2009 and May 7, 2010 (collectively, the “Statement”), with respect to the common stock, par value $0.01 per share, of Miller Industries, Inc. (the “Issuer”).

This Amendment No. 11 is being filed to report certain sales by the Reporting Person, and to report that as of November 8, 2011, the Reporting Person is no longer the beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

Item 2.	Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a)	The Reporting Person is William G. Miller.

(b)	The Reporting Person’s address is 106 Nurmi Drive, Fort Lauderdale, FL 33301

(c)	The Reporting Person’s principal occupation is Chairman of the Board of Directors of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b)
To the best knowledge of the Reporting Person, as of November 8, 2011, there were 11,206,510 shares of Common Stock outstanding, as reported by the Issuer on its Form 10-Q for the quarter ended September 30, 2011, filed by the Issuer on November 8, 2011. As of November 8, 2011, the Reporting Person beneficially owned 423,619 shares of Common Stock of the Issurer, which represents approximately 3.78% of the outstanding shares.

(c)
During the last 60 days, the reporting person has made the following open market sales of the Common Stock of the Issuer.  Each sale was made pursuant to a 10b5-1 plan entered into by the Reporting Person on May 23, 2011:

Date of Transaction	Number of Shares of Common Stock Sold	Average Price Per Share
9/9/2011	3,000	$18.45
9/12/2011	3,000	$17.93
9/13/2011	3,000	$18.07
9/14/2011	4,000	$18.82
9/15/2011	4,000	$19.15
9/16/2011	4,000	$19.47
9/19/2011	3,900	$18.67
9/20/2011	4,000	$18.85

CUSIP No. 600551 20 4	13D	Page 4 of 5 Pages

9/21/2011	3,000	$18.39
9/22/2011	2,000	$17.10
9/23/2011	2,000	$17.12
9/26/2011	3,000	$17.97
9/27/2011	3,000	$18.09
9/28/2011	2,000	$17.98
9/29/2011	3,000	$17.75
9/30/2011	2,000	$17.69
10/3/2011	2,000	$17.11
10/4/2011	3,000	$17.14
10/5/2011	3,000	$18.02
10/7/2011	3,000	$17.81
10/8/2011	3,000	$18.49
10/10/2011	3,000	$17.97
10/11/2011	3,000	$18.08
10/12/2011	3,000	$18.39
10/13/2011	3,000	$18.25
10/14/2011	3,500	$18.43
10/17/2011	3,200	$18.96
10/18/2011	4,000	$18.56
10/19/2011	4,000	$19.33
10/20/2011	4,000	$19.12
10/21/2011	4,000	$19.56
10/24/2011	5,000	$19.53
10/25/2011	5,000	$20.00
10/26/2011	5,000	$19.73
10/27/2011	5,000	$20.80
10/28/2011	5,000	$20.86
10/31/2011	5,000	$20.25
11/1/2011	5,000	$19.69
11/2/2011	5,000	$19.59
11/3/2011	5,000	$19.96
11/4/2011	5,000	$19.79
11/7/2011	4,000	$19.49

(d)	Not applicable.

(e)	As of the date of this Schedule 13D, the Reporting Person is the beneficial owner of less than five percent (5%) of the outstanding shares of Common Stock of the Issuer
.

CUSIP No. 600551 20 4	13D	Page 5 of 5 Pages

    Signatures

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

    Dated:  November 9, 2011.

/s/ William G. Miller
William G. Miller